

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance



03003129

Date: 25 DECEMBER, 2002

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

Corporate Communications & Investor Relations Dept.
Marubeni Corporation

dlw 1/23

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

December 18, 2002

Company name: **Marubeni Corporation** Code Number: 8002 (URL http://www.marubeni.com)
Representative: TSUJI, Tohru, President and CEO, Member of the Board
Enquiries: (Tokyo) Title General Manager, Media Relations Section
Corporate Communications & Investor Relations Dept.
Name HONDA, Tsutomu TEL (03)3282-4800

Change of President and CEO

At a meeting of the Board of Directors held today (December 18, 2002), Marubeni Corporation (the Company) resolved an appointment of a new President and CEO as of April 1, 2003.

Name	**Current**	**New (as of April 1, 2003)**
TSUJI, Tohru	President and CEO, Member of the Board	Chairman, Member of the Board
KATSUMATA, Nobuo	Corporate Executive Vice President, Member of the Board	President and CEO, Member of the Board

To date, the Company believes it could achieve the financial targets set in the on-going modified management plan '*@ction 21* "A" PLAN', which ends this fiscal year. Then, under the new CEO's leadership, the Company and its group companies are aiming to take a great leap forward with the implementation of the new mid-term management plan starting Fiscal Year 2003.